AMENDED AND RESTATED OPERATING AGREEMENT

OF

WORTHY FOODS, LLC

Dated as of January 22, 2019

AMENDED AND RESTATED OPERATING AGREEMENT OF

WORTHY FOODS, LLC

This Amended and Restated Operating Agreement (this "**Agreement**") of Worthy Foods, LLC, a New York limited liability company (the "**Company**"), is entered into as of January 22, 2019, by and among the Company and members listed on Exhibit C attached hereto (collectively, the "**Members**").

WHEREAS, the Members and the Company entered into a limited liability company agreement of the Company, dated as of December 29, 2015 and as amended March 20, 2017 (the "**Original Agreement**"); and

WHEREAS, the Members and the Company desire to amend and restate the Original Agreement to set forth herein their respective rights and obligations to each other and to the Company.

NOW, THEREFORE, the parties hereto, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, hereby agree to amend and restate the Original Agreement as follows:

ARTICLE I
DEFINITIONS

The defined terms used in this Agreement (as indicated by the first letter of each word in the term being capitalized) shall, unless the context clearly requires otherwise, have the meanings specified in Exhibit A, or as may be specified elsewhere throughout the Agreement. The singular shall include the plural and the masculine gender shall include the feminine and neuter, as the context requires.

ARTICLE II
FORMATION, TERM AND PURPOSE

Section 2.1 Formation. The Company was organized by the filing of Articles of Organization with the New York State Department of State pursuant to the provisions of the LLC Law. The Company's Articles of Organization are attached as Exhibit B.

Section 2.2 Name of the Company. The name of the Company is "**Worthy Foods, LLC**". The Company may do business under that name or any other name, as the Managers may determine.

Section 2.3 Principal Office. The principal office of the Company is 30 Bridgehampton Crossing, Unionville, Connecticut 06085. The Managers may change the principal place of business and establish additional places of business as they deem necessary or desirable to conduct the business of the Company without the need of amending this Agreement.

Section 2.4 Term. The term of the Company commenced upon the filing of the Articles of Organization with the New York State Department of State and shall continue until the Company is terminated pursuant to this Agreement.

Section 2.5 Purpose. The purpose of the Company is to engage in any lawful act, business, or activity for which limited liability companies may be formed under the laws of the State of New York. The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

Section 2.6 Certificates. Amy L. LaBarge, Esq. is the "organizer" and an authorized person within the meaning of the LLC Law, and executed, delivered, and filed the Articles of Organization with the Secretary of State of New York State for the Company. That action is hereby ratified and approved. Upon the filing of the Articles of Organization with the Secretary of State of New York State, Amy L. LaBarge's powers as the "organizer" and an "authorized person" ceased, and the members of the Managers thereupon became the designated "authorized persons" and shall continue as the designated "authorized persons" within the meaning of the LLC Law.

ARTICLE III
MANAGEMENT

Section 2.7 Managers. The Company shall be managed by Managers, who shall be elected by the majority vote of the Class A Members (the "**Managers**"). The Managers shall be shall serve until the earlier of their death, removal or resignation. Except where the consent of the Members is expressly required by this Agreement, the Managers shall (i) take all actions which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company and for the maintenance and operation of the business of the Company in fulfilling its Purpose in accordance with the provisions of this Agreement and applicable laws and regulations, and (ii) have full authority, power and discretion to manage the property, business, and affairs of the Company. Each Manager shall have equal rights in the management and conduct of activities of the Company. If the Class A Members appoint more than two (2) managers, a majority vote of the Managers shall bind all of the Managers and the Company. For so long as the Company has two Managers, a difference arising between the Managers as to a matter within their authority shall be decided by the Member(s) owning a majority of the Class A Units of the Company. For the sake of clarity, the Managers may adopt the Plan and issue Incentive Units under the Plan without the consent of any Members.

Section 2.8 Delegation and Titles. The Managers may delegate their duties to one or more individuals and give such individuals titles. The individuals who are delegated duties by the Managers (the "**Officers**") shall perform the duties and have the responsibilities delegated to them by the Managers, and shall serve as such until their death, resignation or removal. If appointed by the Managers, an Officer's authority shall be limited to the same extent as the Managers in Section 3.12.

Section 2.9 Removal. The Managers may be removed at any time and for any reason by the vote of Members holding at least seventy percent (70%) of the Class A Units of the Company. The Managers may remove any Officer at any time and for any reason.

Section 2.10 Resignation. The Managers may resign from such service after giving the Members at least sixty (60) days' prior Notice thereof. Additionally, if a Manager and/or Officer dies, such individual shall automatically be deemed to resign as a Manager and as an Officer, as the case may be. An Officer may resign at any time by providing the Managers at least sixty (60) days' prior Notice thereof, unless otherwise agreed between the Officer and the Company.

Section 2.11 Appointment of the Managers or Officers. If a Manager dies, is removed or resigns, the Class A Members shall appoint an individual to fill such vacancy. If an Officer dies, is removed, or resigns, the Managers may appoint a successor.

Section 2.12 Devotion of Time. The Managers and Officers shall devote to the affairs of the Company such time as is reasonably necessary to fulfill the Company's Purpose.

Section 2.13 Liability of Managers and Officers. The Managers and the Officers shall not be liable, responsible or accountable in damages or otherwise to any of the Members or the Company for any act or omission performed in good faith and with the degree of care that an ordinary prudent person in a like position would under similar circumstances.

Section 2.14 Standard of Care. The Managers and the Officers shall perform their respective duties hereunder in good faith, with the degree of care that an ordinary prudent person in a like position would under similar circumstances, in the best interests of the Members and the Company and in accordance with the duties in Section 3.14 of this Agreement.

Section 2.15 Confirmation of Authority. Each Member agrees that, upon Notice from the Managers, at any time and from time to time, such Member shall at no cost or expense to the Company promptly furnish written confirmation of the legal authority of the Managers to act on the Company's behalf with respect to any matter, transaction, document or other act relating to or affecting the Company.

Section 2.16 Signatures. The signature of any individual serving as a Manager or other person authorized by this Agreement, for any transaction authorized by the Company pursuant to the terms of this Agreement, on any document or instrument, shall be sufficient and binding upon the Company as to Third Parties dealing with the Company, and any Third Party shall be entitled to rely on such signature as being the action of and binding on the Company.

Section 2.17 Indemnification. In carrying out their duties hereunder, the Managers shall not be liable to the Company nor to any Member for their good faith actions or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but only for their own willful or fraudulent misconduct in the performance of their obligations under this Agreement, or for gross negligence or willful breach of their fiduciary duties under this Agreement. The receipt of advice of counsel that certain acts and omissions are within the scope of authority conferred by this Agreement shall be conclusive evidence of good faith; however, good faith may be determined without obtaining such legal advice. The Company does hereby indemnify and hold harmless the

Managers and their agents, officers, and employees as to third parties against and from any personal loss, liability or damages suffered as a result of any act or omission which the Manager(s) believed, in good faith, to be within the scope of authority conferred by this Agreement, except for willful or fraudulent misconduct, gross negligence or willful breach of fiduciary duties, but not in excess of the capital contributions of all Members. In addition, the Company shall advance costs to the Indemnitee for the defense of any proceeding relating to the foregoing provided such Indemnitee executes an agreement to repay the same should it be determined that such Indemnitee is not entitled to indemnification hereunder. Notwithstanding the foregoing, the Company's indemnification of the Managers and their agents, officers, and employees as to a third party is only with respect to such loss, liability or damage which is not otherwise compensated for by insurance carried for the benefit of the Company. Insurance coverage for public liability, and all other insurance deemed necessary or appropriate by the Managers to the business of the Company, shall be carried in such amounts and of such types as shall be determined by the Managers.

Section 2.18 Extraordinary Transactions. The Managers shall not undertake any of the following without the approval of: (a) a majority of the Managers; and (b) the Members owning at least two-thirds (2/3rds) of the Class A Units of the Company:

(a) the sale, conveyance, exchange, lease, mortgage, pledge, or other transfer of all or substantially all of the assets or real property of the Company;

(b) approval of a merger or consolidation of the Company with or into another limited liability company or other business entity;

(c) admit additional Members to the Company (other than the addition of Eric Seidman as a Member upon the issuance of Incentive Units to Mr. Seidman);

(d) authorize dissolution of the Company; or

(e) the Company's borrowing of any funds and/or entering into any other transaction which will require the Company's Members to provide personal guarantees as a condition to such borrowing or other transaction; or

Section 2.19 Members' Consent. Notwithstanding any of the foregoing, none of the following may be undertaken without the written consent of all affected members:

(a) require that additional Capital Contributions be made: or

(b) any amendment to this Agreement that would:

(i) increase a Member's obligation to make capital contributions; or
(ii) reduce the limitation of liability of a Member; or
(iii) treat an individual Member disproportionately relative to other similarly situated Members.

Section 2.20 Manager's Special Duties.

(a) In discharging the duties of their positions and in considering the best interests of the Company, a Manager shall consider the effects of any action or inaction on:

(i) the Members of the Company;

(ii) the employees and work force of the Company, its subsidiaries, and its suppliers;

(iii) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

(v) the local and global environment;

(vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(b) In discharging his or her duties, and in determining what is in the best interests of the Company and its Members, a Manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the Members, as a dominant or controlling interest or factor. A Manager shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a Manager under this paragraph if the Manager was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(c) A Manager does not have a duty to any person other than a Member in its capacity as a Member with respect to the purpose of the Company or the obligations set forth in this Section, and nothing in this Section express or implied, is intended to create or shall create or grant any right in or for any person other than a Member or any cause of action by or for any person other than a Member or the Company.

(d) Notwithstanding anything set forth herein, a Manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Manager's duty of care, even in the context of a change in control transaction where, as a result of weighing the interests set forth in subsection (a)(i)-(vii) above, a Manager determines to accept an offer, between two competing offers, with a lower price per unit.

(e) A Manager who makes a business judgment in good faith fulfills the duty under this section if the Manager: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the Manager reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

(f) Nothing in Section 3.14 shall limit any other provision of this Agreement, including without limitation Articles III and VI and Section 9.10 of this Agreement.

ARTICLE III
CONTRIBUTIONS; LOANS

Section 3.1 Initial Contributions. The Members' initial Contributions shall be reflected in the books and records of the Company.

Section 3.2 Additional Contributions. Except to the extent of a Member's unpaid initial Contribution as described in Section 4.1, the Members shall not be obligated to make any additional Contributions. To the extent the Company requires additional capital, Members may (but are not required to) make additional Contributions to the Company.

Section 3.3 Interest and Withdrawal of Contributions. Interest shall not accrue on any Contribution and the Members shall not have the right to withdraw or be repaid any Contribution except as provided in this Agreement. If the Members are entitled to receive a return of his Contribution as provided under this Agreement, the Company may distribute cash, notes, property, or a combination thereof to the Members in return of their Contribution.

Section 3.4 Loans. Nothing in this Agreement shall prevent the Members, by agreement with the Company, from making secured or unsecured loans to the Company, receiving a loan of Company funds, or transacting other business with the Company. Any loan by the Members to the Company shall not be considered to be a Contribution to the Company.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

Section 4.1 Allocation of Profits and Losses.

(a) The Company's net profits and losses (including profits and losses attributable to the sale or other disposition of all or any portion of the Company's property) shall be allocated among or borne by the Members in accordance with the Members' Percentage Interests in such manner as shall give "substantial economic effect" to such allocations within the

meaning of Section 704(b) of the Internal Revenue Code of 1986 and the regulations promulgated thereunder.

(b) Company profits, losses and gains shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective Units. All items of income and loss shall be considered to have been earned ratably over the fiscal year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

(c) In the event the Company is entitled to a deduction for imputed interest under any provision of the Code on any loan or advance from a Member, such deduction shall be allocated solely to such Member.

(d) To the extent the payment of any expenditure by the Company is treated as a distribution to a Member for federal income tax purposes, there shall be a gross income allocation to such Member in the amount of such distribution.

Section 4.2 Distributions.

(a) The Company shall make distributions of Available Cash to the Members (other than upon liquidation of the Company), at such times and in such amounts as determined by the Managers, in accordance with the Members' respective Percentage Interests, taking into account in all cases the provisions of Section 5.2(b).

(b) Notwithstanding any other provision of this Section 5.2:

(i) No distribution of Available Cash, other than tax distributions under Section 5.3, shall be made with respect to any Unvested Incentive Units, and any amount not distributed with respect to any Unvested Incentive Unit as a result of this Section 5.2(b)(i) shall be available for distribution to the other Members in accordance with Section 5.2(a).

(ii) Notwithstanding anything to the contrary herein, a Member that holds an Incentive Unit shall not be permitted to participate in any distribution pursuant to Section 5.2(a) and Section 8.3 on account of such Incentive Unit until the aggregate amount otherwise distributable under Section 5.2(a) and Section 8.3 with respect to the Incentive Unit equals the Participation Threshold for such Incentive Unit, and any distribution not made to a Member by reason of the foregoing clause shall instead be divided among, and distributed to, the other Members holding Units whose right to participate in such distribution is not limited by the foregoing proviso.

Section 4.3 Tax Distributions. Subject to Section 5.4, to the extent that a Member is allocated taxable income from the Company as a result of it being a Member, the Company shall,

in priority to distributions pursuant to Section 5.2 and within 90 days after the end of each taxable year, make distributions to the Members in amounts to be determined as set forth in the immediately following sentence. The amounts distributable pursuant to this Section 5.3 shall be the amounts necessary to enable the Members (or any Persons whose tax liability is determined by reference to the income of a Member) to discharge their U.S. federal and state income tax liabilities arising from the allocations made pursuant to this Article V as determined by the Managers, assuming that each Member is a taxable Person and subject to the maximum applicable federal and state income tax rates (as determined by the Managers in good faith), and otherwise based on such reasonable assumptions as the Managers determine in good faith to be appropriate (including without limitation giving effect to prior year loss allocations); provided, however, that special allocations of items of income, gain, loss deduction or credit of the Company, such as allocations pursuant to Code Section 704(c) and allocations resulting from an election under Code Section 754, shall not be taken into account, and provided further that distributions to a Member pursuant to this Section 5.3 shall count against and reduce subsequent distributions to such Member pursuant to Section 5.2, and provided further that distributions to a Member pursuant to Section 5.2 during a particular year shall reduce distributions to which such Member is entitled with respect to such year pursuant to this Section 5.3.

Section 4.4 Withholding. Notwithstanding any other provision of this Agreement, the Company is authorized to take any action that it reasonably determines to be necessary or appropriate to cause the Company to comply with any foreign or United States federal, state or local withholding or composite tax payment requirement with respect to any allocation, payment or distribution by the Company to any Member or other Person. All amounts so withheld or paid, and, in the manner determined by the Company, amounts withheld or paid with respect to any allocation, payment or distribution by any Person to the Company, shall be treated as distributions to the applicable Member under the applicable provisions of this Agreement, as the case may be. If any such withholding or composite tax payment requirement with respect to any Member exceeds the amount distributable to such Member under applicable provisions of this Agreement or if any such withholding or composite tax payment requirement was not satisfied with respect to any amount previously allocated, paid or distributed to such Member, such Member and any successor or assignee with respect to such Member's Units hereby indemnifies and agrees to hold harmless the other Members and the Company for such excess amount or such withholding or payment requirement, as the case may be. Any amount so withheld by the Company shall be promptly paid by the Company to the appropriate federal, state or local taxing authority.

Section 4.5 Incentive Units; Code Section 83 Safe Harbor Election.

(a) Each Incentive Unit issued by the Company pursuant to the Plan is intended to be a "profits interest" within the meaning of IRS Revenue Procedures 93-27 and 2001-43 for U.S. federal income tax purposes. Notwithstanding anything to the contrary contained herein, except as otherwise determined by the Managers, both the Company and all Members will: (A) treat all Incentive Units (whether or not vested) as outstanding for tax purposes; (B) treat any such Member as a partner for tax purposes with respect to such Incentive Units; (C) file all tax returns and reports consistently with the foregoing; and (D) comply with the requirements of Sections 4.01 and 4.02 of Revenue Procedure 2001-43 with respect to such Incentive Units. Any Person holding an Incentive Unit subject to a vesting or forfeiture

arrangement, including, without limitation, any Incentive Unit issued under the applicable Grant Agreement, shall make a timely Code Section 83(b) election in accordance with Treasury Regulation 1.83-2 with respect to each such Incentive Unit (to the extent applicable). To the extent necessary for an Incentive Unit to qualify as a "profits interest", the Managers may issue Incentive Units on such terms such that on a liquidation of the Company at fair market value on the date of issuance of the Incentive Unit, the recipient of the Incentive Unit would not be entitled to receive any distributions on liquidation. In addition, notwithstanding any other provision of this Agreement to the contrary, the Managers shall have full authority to amend this Agreement as may be necessary or appropriate in the good faith judgment of the Managers to give effect to the intent of this Agreement regarding the tax treatment and economic consequences of, and allocations of net profits or net losses or other items or distributions with respect to, the Incentive Units. Notwithstanding anything contained herein to the contrary, the Managers shall have the sole authority to determine whether or not an outstanding Incentive Unit qualifies as a "profits interest" for United States federal, state or local income tax purposes based upon all of the facts and circumstances existing at the time and that are deemed relevant, in the Managers' good faith discretion, to such determination. Such determination shall be binding and conclusive for all purposes of this Agreement and for purposes of any other agreement to which the Company is a party.

(b) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "**Safe Harbor Notice**") apply to any Incentive Unit in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to or for the benefit of the Company. For purposes of making such Safe Harbor election, the Manager is hereby designated as the "partner who has responsibility for federal income tax reporting by the Company and, accordingly, execution of such Safe Harbor election by the Manager constitutes execution of a "Safe Harbor Election" in accordance with section 3.03(1) of the Safe Harbor Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Safe Harbor Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Incentive Unit issued by the Company in a manner consistent with the requirements of the Safe Harbor Notice.

(c) Notwithstanding Section 5.1 hereof, each Member agrees that, if there are final regulations promulgated under Code Section 83(b) that are in substantially the same form as the regulations proposed on May 24, 2005, or if the Managers otherwise determine in good faith that an amendment to this Agreement is necessary to comply with the requirements of Code Section 83(b) or is otherwise in the best interests of the Members, the allocations under Section 5.1 shall be amended. Section 5.1 may be amended to provide for special allocations of income, gain, loss or deduction upon a reduction or a forfeiture of a Member's interest in the Company ("**Forfeiture Allocations**"), consistent with applicable law. Forfeiture Allocations may provide for allocations of gross income and gain or gross deduction and loss of the Company to offset prior distributions and allocations of items to the affected Member. In addition, to the extent provided in the Treasury Regulations, a Member may be required to recapture prior allocations of loss if the Company does not have enough income and gain to make Forfeiture Allocations to fully offset prior allocations of income or gain to the affected Member.

(d) Notwithstanding anything to the contrary contained herein, (i) the Company makes no guarantees to any person regarding the tax treatment of any Incentive Units or payments made with respect to any such units and (ii) none of the Company, any affiliates of the Company or any of their respective board members, employees or representatives have any duty or obligation to minimize the tax consequences of any Incentive Units, including, without limitation, tax consequences that may result from changes to applicable law and none of the Company, any affiliates of the Company or any of their respective board members, employees or representatives shall have any liability to any person with respect to such tax consequences.

ARTICLE V
MEMBERS

Section 5.1 Membership. Members are listed on Exhibit C, which is attached hereto and made a part hereof.

Section 5.2 Classification of Membership Units.

(a) Interests of Members in the Company shall be evidenced by Units in the Company. There shall be three (3) classes of Units issued by the Company, with each class designated, respectively, as “Class A Units”, “Class B Units” and “Incentive Units” (Class A Units, Class B Units and Incentive Units are referred to collectively as “Units”). The Units shall have those powers and responsibilities described herein, and as otherwise required by the LLC Law. Except as otherwise provided in this Agreement, no Member shall have a preemptive, preferential or other right with respect to the issuance or sale of any Units or any warrants, subscriptions, options or other rights with respect thereto. Members may hold Class A Units, Class B Units or Incentive Units, or any combination thereof. Members may be referred to herein with respect to the Class of Units held by them (“Class A Members”, “Class B Members” and/or “Incentive Members”; Class A Members, Class B Members and Incentive Members are referred to collectively as “Members”).

(b) Each Class A Member shall be entitled to vote the Class A Units held by such Class A Member on all matters as to which Class A Members of the Company are entitled to vote, approve or consent to pursuant to the terms of this Agreement. Each Class A Member shall have one vote for each Class A Unit held by such Class A Member.

(c) Class B Units shall be non-voting Units and Class B Members shall have no voting rights with respect to the Class B Units held by them, except as may be required by applicable law.

(d) Incentive Units shall be non-voting Units and Incentive Members shall have no voting rights with respect to the Incentive Units held by them, except as may be required by applicable law.

Section 5.3 Authority of Members. Except as otherwise specifically provided in this Agreement to the contrary, no Member shall have the right to:

(a) take part in the control of the Company business or to sign for or to bind the Company, such power being vested in the Managers;

(b) have his or her capital contribution repaid except to the extent provided in this Agreement;

(c) require partition of the Company's property or to compel any sale or appraisal of the Company's assets;

(d) sell or assign his or her interest in the Company or to constitute the vendee or assignee thereunder, except as separately agreed between the Members and the Company; or

(e) voluntarily withdraw as a Member from the Company without the approval of the Members holding at least seventy percent (70%) of the Class A Units of the Company.

Section 5.4 Drag-Along Rights. Notwithstanding the foregoing:

(a) At any time prior to the consummation of an initial public offering of the Company’s securities, if one or more Members holding no less than sixty percent (60%) of the Class A Units (such Member or Members, the “Dragging Member”), propose to consummate, in one transaction or a series of related transactions, a change of control, including a transaction involving a merger, sale of all or substantially all of the Units in the Company, or a sale of all or substantially all of the assets of the Company (a “Drag-along Sale”), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 6.4(b) to require that each other Member (each, a “Drag-along Member”) participate in such sale.

(b) The Dragging Members shall exercise their rights pursuant to this Section 6.4 by delivering a written notice (the “Drag-along Notice”) to the Company and each Drag-along Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members’ rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom the Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The proposed amount of consideration for the Drag-along Sale, including the consideration per Units, and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(c) The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 6.4 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Members per Unit and the terms and conditions of such sale shall, except as otherwise provided in Section 6.4(c)(iii), be the same as those upon which the Dragging Members sell their respective Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Members make or provide in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to such Member's title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Members and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(d) Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to Section 6.4(c)(iii).

(e) The fees and expenses of the Dragging Members incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members, to the extent not paid or reimbursed by the Company or the purchaser of the Units, shall be shared by the Dragging Members and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

Section 5.5 Liability of Members. No Member shall be personally held accountable for any of the debts, losses, claims, judgments, or any of the liabilities of the Company beyond the Member's contributions to the capital of the Company, except as provided by law.

Section 5.6 Transfer of Membership Units.

(a) No Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "**Transfer**") any Units in the Company or withdraw as a Member of the Company without the prior written consent of a majority of the other nontransferring Class A Members.

(b) On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) (a "**Transferee**") will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "**Economic Rights**"), and will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition, unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with Section 6.4(c).

(c) Any Transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until the Transferee executes and delivers to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to confirm the agreement of the permitted Transferee to be bound by the provisions of this Agreement.

Section 5.7 Meetings of Members.

(a) The Members will not be required to hold annual meetings. Meetings of the Members of the Company may be held on any day, when called by the Managers, or by the Members who hold at least thirty percent (30%) of the Class A Units of the Company.

(b) Upon written request delivered either in person or by certified mail, return receipt requested, to the Managers by any Members entitled to call a meeting of Members, such Managers shall forthwith cause notice to be given to the Members entitled to such notice. The meeting must be held on a date not less than ten (10) nor more than sixty (60) days after the receipt of such request, as the Managers or Members may fix.

(c) Each meeting shall be held at the principal office of the Company, unless otherwise specified by the Managers.

(d) Not less than ten (10) nor more than sixty (60) days before the date fixed for a meeting, written notice stating the time and place of the meeting shall be given. The notice shall be sent by personal delivery or by certified mail, return receipt requested, to each Member entitled to notice of the meeting who is a Member of record as of the day preceding the day on which notice is given, or, if a record date is duly fixed, as of that date. If mailed, the notice shall

be addressed to the members at their respective addresses as they appear in the records of the Company.

(e) Except as may otherwise be provided by law, the Articles of Organization, or this Agreement, at any meeting of the Members, the holders of a majority of the Class A Units of the Company, either present in person or by proxy, shall constitute a quorum for such meeting.

(f) Members entitled to vote may vote in person or by proxy. The person appointed as proxy need not be a Class A Member. Unless the writing appointing a proxy otherwise provides, the presence at a meeting of the person who appointed a proxy shall not operate to revoke the appointment. Notice to the Company, in writing or in open meeting, of the revocation of the appointment of a proxy shall not affect any vote or action previously taken or authorized.

Section 5.8 New Members. The Class A Members may issue additional Units and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved by the Class A Members holding at least seventy percent (70%) of the Class A Units; (ii) delivers to the Company his required capital contribution (which may be in the form of a monetary contribution, in-kind contribution or contribution of services); (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Class A Members shall reasonably require to so admit such new Member to the Company. Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

ARTICLE VI
RECORDS; ACCOUNTS

Section 6.1 Title to Company Property. All real and personal property acquired with Company funds shall be acquired in the name of the Company and title to any property so acquired shall vest in the Company.

Section 6.2 Records. The Company shall maintain full and accurate books of account which shall be kept at the Company's office, or such other place as the Managers shall determine. The Company shall also maintain this Agreement and all amendments, including any updated Exhibits, and a copy of the Articles of Organization and all amendments. The Company shall use such accounting method as the Managers shall determine.

Section 6.3 Accounts. One or more accounts in the name of the Company shall be maintained in such banks, trust companies, or security and brokerage companies as shall from time to time be determined by the Managers. All monies of the Company shall be deposited in such accounts of the Company.

Section 6.4 Company Funds. The Company may not commingle the Company's funds with the funds of any Member.

Section 6.5 Fiscal Year. The fiscal year of the Company shall end on December 31.

ARTICLE VII
DISSOLUTION

Section 7.1 Dissolution of the Company. The Company shall dissolve only upon the happening of any of the following events:

(a) the death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Class A Member, or any other occurrence which terminates a Class A Member's membership in the Company, except where the Members, other than the affected Member, vote unanimously to continue the business of the Company within one hundred eighty (180) days of such occurrence;

(b) the consent of the Class A Members holding at least seventy percent (70%) of the Class A Units to dissolve the Company;

(c) the Managers sell or transfer substantially all of the assets of the Company; or

(d) the entry of a decree of judicial dissolution under Section 702 of the LLC Law.

Section 7.2 Winding Up and Articles of Dissolution. Upon dissolution, the Company shall cease carrying on its business and shall wind up its affairs as provided in Section 703 of the LLC Law. Within ninety (90) days following the dissolution and the commencement of winding up of the Company, Articles of Dissolution shall be filed with the New York State Department of State pursuant to Section 705 of the LLC Law.

Section 7.3 Distribution for Dissolution Proceeds. The proceeds of dissolution shall be distributed as realized in the following order of priority:

(a) *first*, to the payment and discharge of all of the Company’s debts and liabilities and the expenses of the dissolution (including debts and obligations owed to the Member to the extent he is a creditor);

(b) *second*, to the setting up of any reserves which the Managers may deem reasonably necessary in order to meet any contingent or unforeseen liabilities or obligations of the Company arising out of, or in connection with, the business of the Company. Said reserves shall be paid over by the Managers to any financial institution, as escrow agent, with trust authority in the county in which the principal accounting records of the Company have been maintained in order to be held by it for the purpose of disbursing such reserves in payment of any of the aforementioned contingencies or liabilities; and at the expiration of such period as the Managers shall deem advisable, the financial institution shall distribute the balance remaining in the manner provided in this Article and in the order named above; and

(c) *third,* to Members and former Members in satisfaction of liabilities for interim distributions and distributions;

(d) *fourth*, to Members for the return of their capital contributions, to the extent not previously returned; and

(e) *thereafter*, to Members, respecting their membership interests as represented by their Units and in proportion to the Members' positive Capital Account balances.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Other Ventures. The Members and the Managers may, independently or with others, invest or engage in other businesses or ventures, including activities similar to that of the Company. The Company shall not have any rights or obligations in and to such other ventures or the income or profits derived therefrom. A transaction with the Company shall not be void or voidable solely because a Member or a Manager has a direct or indirect interest in the transaction. The Members and the Managers do not violate a duty or obligation to the Company merely because their conduct furthers their interests. The Company shall have authority to deal with the Members or the Managers or with any entity which the they control or with which they are otherwise affiliated or associated.

Section 8.2 Any and all notices or other communications which may be sent to any Member shall be sent to the address noted in Exhibit C, unless the Company is notified in writing with regard to a change of address. Notices or other communications shall be deemed to have been given only when deposited with the United States Postal Service by registered or certified mail, return receipt requested, addressed as set forth above.

Section 8.3 Successors and Assigns. The covenants and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties, their successors, and assigns.

Section 8.4 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without reference to the conflict of law rules of that or any other jurisdiction.

Section 8.5 Amendments. Amendments to this Agreement shall be made by the Managers without the approval of the Members, provided that such amendment is:

(a) solely for the purpose of clarification and does not change the substance hereof;

(b) for the purpose of substituting a Member in accordance with the provisions of this Agreement;

(c) merely an implementation of the terms of this Agreement; or

(d) in the opinion of counsel for the Company, necessary or appropriate to satisfy current requirements of the Internal Revenue Code of 1986, as amended, with respect to limited liability companies, or any federal or state securities laws or regulations. Any amendment made pursuant to (A) or (C) may be made effective as of the date of this Agreement. All Members shall be notified as to the substance of any such amendment to this Agreement and, upon request, shall be furnished a copy thereof.

All other amendments to this Agreement shall require the approval of Members holding at least seventy percent (70%) of the Class A Units.

Section 8.6 Entire Agreement. This Agreement supersedes all prior agreements between the parties which deal with the same or substantially the same subject matter, including without limitation the Original Agreement, and represents the entire agreement between the Members and the Company.

Section 8.7 Severability. If any part of this Agreement is found to be invalid, illegal, or unenforceable with respect to any Person or set of circumstances under any present or future laws in effect at any time during the term of this Agreement, then and in that event it is the intention of the parties that the remainder of this Agreement shall not be affected thereby, and it is also the intention of the parties that in lieu of the part of this Agreement that is invalid, illegal, or unenforceable, there be added as part of this Agreement a provision as similar in terms to such invalid, illegal, or unenforceable part as may be possible and be valid, legal and enforceable.

Section 8.8 Section Headings Not Controlling. Section headings found herein are for convenience of reference only and shall not control or alter the meaning of this Agreement.

Section 8.9 Tax Matters; Elections. The Members and the Company intend that the Company will be treated as a partnership for tax purposes. The Managers may make any tax or classification elections for the Company allowed under the Code, or the tax laws of any state or jurisdiction having taxing jurisdiction over the Company.

Section 8.10 Rights of Creditors and Third Parties. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person who is not a Member and is entered into by the Members solely to govern the operation of the Company. None of the provisions of this Agreement shall be enforceable by any creditor of the Company or by any other Person. A creditor or other Person shall not have any rights to a Member's obligation for a Contribution except for a creditor who extended credit to the Company in reliance on such Member's obligation for a Contribution as provided in Section 502(b) of the LLC Law.

Section 8.11 No Third Party Beneficiaries. Subject to Section 3.14 of this Agreement with respect to the best interests provisions therein, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or any other Person not a party to this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Members and the Company have executed this Amended and Restated Operating Agreement of Worthy Foods, LLC, and agree to be bound by the terms of the Agreement. This Agreement may be signed in counterparts, which together will be taken as one.

DocuSigned by:
Sarah Renahan
B28CC84C23644E8...
____
Sarah and Bill Renahan

DocuSigned by:
Nydia Shipman
755BFDC4F6DD47D...
____
Nydia and Charles Shipman

DocuSigned by:
[signature]
AC106D7B4B6B4F7...
____
Mayobanex Disla

J & H Natural Food Products, LLC

DocuSigned by:
Joe Ackilli
49ACF822195A4FC...
By: ________________________
Name: Noel Anderson
Title: Managing Partner

Mosaic Food Advisors, LLC

DocuSigned by:
Noel Anderson
203C288B16A44CD...
By: ________________________
Name: Noel Anderson
Title: Managing Partner

DocuSigned by:
Galia Gichon
7AF04D4EEC9340A...
____
Galia Gichon

DocuSigned by:
Andrea Feldman
854612D5AA5C474...
____
Andrea Feldman

DocuSigned by:
Earle Thurston
1B24701995D84D5...
____
Earle and Susan Thurston

DocuSigned by:
E. Ortiz
9BEDA193FA3E4DE...
____
Esther Ortiz

DocuSigned by:
Monica Steele
16C5D433D56F442...
____
Monica Steele

DocuSigned by:
Eric Seidman
6BBC23480BA7419...
____
Eric Seidman

WORTHY FOODS, LLC

DocuSigned by:

Sarah Renahan

By: B28CC84C23644E8...

Name: Sarah Renahan

Title: Manager

DocuSigned by:

Nydia Shipman

By: 755BFDC4F6DD47D...

Name: Nydia Shipman

Title: Manager

EXHIBIT A

DEFINITIONS

Agreement means this document, the Amended and Restated Operating Agreement of Worthy Foods LLC, and as may be amended from time to time, including the Exhibits and any amendments thereto.

Articles of Organization means the Articles of Organization of the Company which were filed with the New York State Department of State on December 29, 2015.

Available Cash means, for any specified period, an amount equal to the sum of:

(i) all cash revenues received by the Company during the period from any source, whether from regular business operations or otherwise, but excluding funds received as capital contributions or proceeds of loans; and

(ii) amounts set aside by the Managers as reserves during earlier periods where, and to the extent, the Managers employ such reserves for the expenditures described in (iii) through (v) below, or determines during the period that such reserves are no longer reasonably necessary in the conduct of the Company's business;

reduced by the sum of the following:

(i) cash expenditures by the Company during the period for expenses in connection with the normal conduct of the Company's business and, if applicable, the costs and expenses of winding up and terminating the Company;

(ii) all payments by the Company during the period of principal and interest on loans and other obligations of the Company for borrowed money;

(iii) all cash expenditures by the Company during the period for the acquisition of interests in other companies or ventures, the acquisition of property or interests in property, capital contributions to companies in which the Company has acquired or is acquiring an interest, capital improvements and/or replacements, and any other capital expenditures; and

(iv) such additions to reserves for the development, acquisition or expansion of the Company's business, replacements, capital improvements, contingent or unforeseen liabilities or obligations and for meeting anticipated expenses and obligations, all as the Manager, in its sole discretion, determines during the period are reasonably necessary in the conduct of the Company's business;

but only to the extent the payments and expenditures described in clauses (iii), (iv) and (v) are not made from, and the additions to reserves described in clause (vi) are not established from, funds received as capital contributions or loan proceeds.

Capital Account shall mean, with respect to a Member, such Member's capital account established and maintained in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), including a restatement ("book-up") of capital accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to the extent (if any) of the difference between the book and fair market value of the Company's assets in connection with the grant by the Company of a partnership profits interest (Incentive Unit). A Transferee of a Unit shall succeed to the Capital Account attributable to the Unit transferred.

Code means the Internal Revenue Code of 1986, as amended, including any related judicial and administrative rulings and interpretations.

Company means Worthy Foods, LLC, a New York limited liability company.

Contribution means the total amount of money or other property contributed or agreed to be contributed to the Company by the Members, as set forth on Exhibit C as may be amended from time to time to reflect additional Contributions of the Members.

Grant Agreement shall have the meaning given to such term in the Plan.

LLC Law means the New York Limited Liability Company Law, as amended.

Participation Threshold shall mean, as to each Incentive Unit, the Participation Threshold assigned to such Incentive Unit in the applicable Grant Agreement.

Percentage Interest means, at any given time, the total number of Units held by a Member, divided by the total number of Units held by all of the Members. Each Member's Percentage Interest is set forth on Exhibit C.

Person means any individual, partnership, corporation, estate, trust, limited liability company, joint venture, unincorporated association or any other type of entity.

Plan shall mean the Worthy Foods, LLC 2019 Incentive Unit Plan.

Treasury Regulations shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of this Agreement and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

Unit means the membership units of the Company held by the Members at any time, including all right to any and all benefits to which the Members may be entitled as provided in this Agreement and in the LLC Law, together with all obligations to comply with the terms and provisions of this Agreement and of the LLC Law.

Unvested Incentive Units shall mean those Incentive Units that have not vested pursuant to the terms of the applicable Grant Agreement.

Vested Incentive Units shall mean those Incentive Units that have vested pursuant to the terms of the applicable Grant Agreement.

EXHIBIT B

ARTICLES OF ORGANIZATION

EXHIBIT C

MEMBERS AND PERCENTAGE INTERESTS

Member	Class A Units	Class B Units	Incentive Units	Total Units	Percentage Interest
Name	Class A Units	Class B Units	Incentive Units	Total	%
Sarah and Bill Renahan	50	395.75	0.00	445.75	40.77%
Nydia and Charles Shipman	50	395.75	0.00	445.75	40.77%
Mayobanex Disla	0	50.00	0.00	50.00	4.57%
J & H Natural Food Products, LLC	0	50.00	0.00	50.00	4.57%
Mosaic Food Advisors, LLC	0	50.00	0.00	50.00	4.57%
Galia Gichon	0	10.70	0.00	10.70	0.98%
Andrea Feldman	0	10.85	0.00	10.85	0.99%
Earle and Susan Thurston	0	5.00	0.00	5.00	0.46%
Esther Ortiz	0	2.50	0.00	2.50	0.23%
Monica Steele	0	1.00	0.00	1.00	0.09%
Eric Seidman	0	0.00	21.88	21.88	2.00%
Totals:	100	971.55	21.88	1,093.43	100.00%